UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM AnnounceS Sustainable development PLAN

Santiago, Chile, October 8, 2020 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), announced that it has decided to deepen its commitment to the environment and the sustainability of its operation and the entire value chain of the markets in which it participates.

Ricardo Ramos, CEO of the Company, commented: “We have worked for months in the development of this plan which is primarily based on the sustainable development goals of the United Nations and includes a series of company-wide initiatives that seek not only to show, but to guarantee our total and absolute commitment to the environment and the sustainability of our operations. Companies have an obligation above and beyond the required laws and regulations to protect and promote integrated and sustainable operations for all who are involved or related to them. With renewed energy, we announce our own commitments from our Sustainable Development Plan”.

The principal initiatives considered in our Sustainable Development Plan are:

1-	Water use reduction:

We will work to significantly reduce our continental water use in all of operations by 40% by 2030 and by 65% in 2040.

In our operations in the Salar de Atacama, we hope to reduce our continental water consumption by 30% compared to 2019 effective immediately and will reduce it by 50% by 2030.

To achieve these goals, we have developed initiatives to improve some production processes and make investments which will allow us use continental water more efficiently and also make investments that will allow us to incorporate the use of sea water in the production of nitrates and iodine. All of this will require investments of around US$40 million for the first phase and US$65 million for the second phase.

2-	Emissions Reductions:

We estimate that today we are among one of the lithium producers with the lowest carbon footprint that participates in the electric vehicle industry. We pledge to be carbon neutral in all of our products by 2040 and in the lithium, potassium chloride and iodine products by 2030. The estimated investment required to reach these goals is approximately US$100 million.

3-	Reduction of brine extraction in the Salar de Atacama:

In recent years, we have invested heavily in technology and research to improve our operations, yields and productivity in a way that will not only allow us to increase our lithium carbonate and lithium hydroxide capacity in the Salar da Atacama, but also reduce our brine extraction requirements.

We have voluntarily decided to reduce our brine extraction by 20% starting in November of this year. In addition to this, we have assumed the challenge of continuing to work on improvements in our production and will continue reducing the brine extraction every year, until we reach the goal of 50% by 2030.

We do not believe that this brine extraction reduction will have an impact on our near- or long-term lithium production. As of today, the Company is producing at a rate of 75,000 metric tons of lithium carbonate per year, and for the second half of this year, we expect our sales volumes to be more than 80% higher than those reported during the first half of this year, reaching almost 60,000 metric tons in 2020. Furthermore, the earlier announced projects to expand lithium hydroxide and lithium carbonate plants continue to be developed according to the previously reported plans. In the long-term, we have the technology and processes that will allow us to reach production levels of close to 200,000 metric tons per year of lithium carbonate irrespective of the significant reduction of brine extraction.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

The reduction of brine extraction described above will not have an impact on our capacity to produce potassium salts to feed our potassium nitrate production in Coya Sur. However, it will have an impact on our sales volumes available to third parties, gradually decreasing them year by year. Although it is true that in the first years of brine extraction we will see a minor impact on the Company's gross margin (product of accumulated inventories among other factors), the average impact over the next ten years on the gross margin will be between US$25 million and US$30 million per year due to lower volumes of potassium chloride available for sale.

4-	Others:

•	We will work on initiatives that allow us to reduce not only the waste that our operation generates, but also that of our suppliers, employees, contractors, and our offices in Chile and the rest of the world.

•	We will continue to improve the monitoring systems of the ecosystems that surround us in order to provide even more timely responses.

•	We will promote more and better dialogue with the neighboring communities, with several of which we have reached agreements and we are making progress in signing further agreements and developing permanent programs related to education, culture, economic development and environmental protection.

•	Prepare the Company´s Annual Sustainability Report in line with the strictest ESG reporting standards and audited by independent experts.

•	We will work to obtain international certifications, in addition to participating in various international sustainability indexes, which will keep us constantly challenged.

Ricardo Ramos continued by saying: “These are commitments that we assume out of conviction and voluntarily. Our business models are based on long-term investments that need to be recognized for their contribution and respect for communities, the environment, and society in general. Our competitiveness is based on four fundamental pillars: A team devoted to excellence, with a passion for our businesses; operations with high quality natural resources; knowledge of our processes and continuous research and development; and finally, the sustainability of our operations. These pillars are indivisible and have been part of our development strategy for several years. What we see today is the result of several initiatives that we have been developing and implementing for a long time and that are beginning to bear fruit. Our goal is to become not only leaders in production costs, but to also include the best global sustainability standards in the production of potassium nitrate, solar salts, iodine and lithium. There is no tradeoff between being cost competitive and being leaders in sustainability. An effective environmental management together with listening, respecting and supporting the communities of which we are part, are elements that enhance our competitiveness in the long term”.

Ricardo Ramos concluded by saying: “We have a great challenge and responsibility ahead, but we also have a great conviction that I am sure will allow all of us at SQM, as a team, to achieve these goals”.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and work to create a “green” image through the constant efforts to responsibly manage natural resources, care for the environment, form close and trusting relationships with our neighboring communities and through the creation of value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: October 8, 2020

/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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